UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41260

MARIS-TECH LTD.
(Translation of registrant’s name into English)

2 Yitzhak Modai Street
Rehovot, Israel 7608804
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENTS

Special General Meeting of Shareholders

Attached hereto and incorporated herein is Maris-Tech Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on January 27, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share (“Ordinary Shares”), of the Registrant at the close of business on December 30, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Additional Information

On December 21, 2025, the Registrant received written waivers from the investors party to those certain Note Purchase Agreements, dated as of November 25, 2025 (the “Purchase Agreements”), with respect to the Registrant’s obligation under Section 4(g) thereof to file a registration statement covering the resale of the Ordinary Shares issuable upon the conversion of the convertible promissory notes issued thereunder.

Incorporation By Reference

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on January 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: December 23, 2025	By:	/s/ Nir Bussy
		Name:	Nir Bussy
		Title:	Chief Financial Officer

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